SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                    Nowsco Well Service Ltd.
 ____________________________________________________________
                        (Name of Issuer)

                  Common Stock, no par value
 ____________________________________________________________
                 (Title of Class of Securities)

                            670122100
                 _______________________________
                         (CUSIP Number)


                        James Pasquarelli
          Halcyon/Alan B. Slifka Management Company LLC
                  477 Madison Avenue, 8th Floor
                      New York, N.Y.  10022
 ____________________________________________________________
             (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          June 4, 1996
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule  13d-
1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this statement [ x ].

                       Page 1 of 16 Pages

CUSIP No. 670122100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Halcyon/Alan B. Slifka Management Company LLC
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          1,233,100
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      1,233,100
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     1,233,100

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.89%

14
TYPE OF REPORTING PERSON:

     OO-IA

                          Page 2 of 16 Pages

CUSIP No. 670122100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Alan B. Slifka and Company, Limited
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):  [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          1,233,100
8   SHARED VOTING POWER            -0-
9   SOLE DISPOSITIVE POWER      1,233,100
10  SHARED DISPOSITIVE POWER       -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     1,233,100

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.89%

14
TYPE OF REPORTING PERSON:

     CO

                          Page 3 of 16 Pages

CUSIP No. 670122100
Schedule 13D

1
NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS:

     Alan B. Slifka
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a)  [  ]           (b)  [  ]

3
SEC USE ONLY:

4
SOURCE OF FUNDS:   WC

5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): [  ]

6
CITIZENSHIP OR PLACE OF ORGANIZATION:
     New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH:

7   SOLE VOTING POWER:          1,233,100
8   SHARED VOTING POWER           -0-
9   SOLE DISPOSITIVE POWER      1,233,100
10  SHARED DISPOSITIVE POWER      -0-

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON:

     1,233,100

12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES:  [  ]

13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11):

     5.89%

14
TYPE OF REPORTING PERSON:

     IN

                          Page 4 of 16 Pages

          ITEM 1.   SECURITY AND ISSUER.

          This statement on Schedule 13D (the "Statement")

relates to the common stock, no par value (the "Common Stock"),

of Nowsco Well Service Ltd., a Canadian corporation (the

"Issuer"), whose principal executive offices are located at

12750, 801 - 6 Avenue S.W., Calgary, Alberta, Canada, T2R1L8.

          ITEM 2.   IDENTITY AND BACKGROUND.

          This Statement is being filed by Halcyon/Alan B. Slifka

Management Company LLC ("Halcyon"), Alan B. Slifka and Company,

Limited ("ABS & Co.") and Alan B. Slifka ("Slifka"), an

individual resident of the State of New York.  Halcyon, ABS & Co.

and Slifka are referred to herein as the "Reporting Persons."

          Halcyon is a limited liability company organized under

the laws of the State of Delaware.  The principal business

address of Halcyon is 477 Madison Avenue, 8th Floor, New York,

New York 10022.  The members of Halcyon are Alan B. Slifka and

Company, Limited, Alan B. Slifka, Herbert S. Adler, John M.

Bader, Randolph W. Slifka, and James W. Sykes (collectively, the

"Members").  ABS & Co. is a corporation organized under the laws of the State of New York and has its principal business address at 477 Madison Avenue, 8th Floor, New York, New York 10022.

Slifka is an individual resident of the State of New York with a mailing address of Alan B. Slifka, c/o Alan B. Slifka and

Company, Limited, 477 Madison Avenue, New York, New York 10022.

          The executive officers and directors of ABS & Co. are

Alan B. Slifka (President and sole director), James Sykes (Vice

President) and James Pasquarelli (Treasurer and Secretary) (the

"Instruction C Persons").

          During the last five years, neither the Reporting

Persons, any Member, nor any Instruction C Person (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future

                       Page 5 of 16 Pages
violations of, or prohibiting or mandating activities subject to,

federal or state securities laws, or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER

CONSIDERATION.

          The total consideration for the acquisition of the

shares of Common Stock is $24,204,234.15.  The funds to acquire the shares of Common Stock acquired by Halcyon on behalf of its clients, including certain of the limited partnerships in which

Halcyon is the general partner, came from the working capital of such clients.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

          On behalf of certain clients to whom Halcyon provides

investment advice and management services, including clients who are limited partnerships in which Halcyon is the general partner,

Halcyon has acquired the Common Stock covered by this Statement for investment purposes.  Halcyon intends to evaluate the

performance of such Common Stock as an investment in the ordinary course of its business.  Halcyon may seek to acquire additional

Common Stock or to dispose of some or all of the Common Stock which it beneficially owns.  Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for such securities, any

further actions taken by unrelated third parties who have

indicated they are seeking control of the Issuer, the financial condition, results of operations and prospects of the Issuer,

alternate investment opportunities, and general economic,

financial market and industry conditions.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a)  As of June 5,1996, certain clients of Halcyon,

including certain limited partnerships in which Halcyon is the general partner, beneficially owned  1,233,100 shares of Common

Stock representing 5.89% of the outstanding shares of Common

Stock.  This percentage is based upon 20,927,296 shares of the

Common Stock outstanding as of May 3, 1996, as reported in the

Issuer's most recently filed Form 20-F.  Because Halcyon has full investment discretion over, including the power to dispose of,

                       Page 6 of 16 Pages
the Common Stock, as of June 5, 1996, Halcyon may be deemed to have beneficially owned 1,233,100 shares of Common Stock.

Further, as managing member of Halcyon, ABS & Co. also may be deemed to have beneficially owned 1,233,100 shares of Common

Stock as of  June 5, 1996.  As the sole shareholder of ABS & Co.,

Slifka also may be deemed to have beneficially owned 1,233,100 shares of Common Stock as of June 5, 1996.

          (b)  ABS & Co., as managing member of Halcyon, has sole

power to dispose or direct the disposition of the Common Stock beneficially owned by Halcyon.

          (c)  During the past sixty days, on behalf of certain

of its clients, including certain limited partnerships in which

Halcyon is the general partner, Halcyon has purchased the

following shares of Common Stock, at the following prices, all on the Toronto Stock Exchange:

          Trade Date      Number of Shares    Price per Share($)
          _________       ________________    __________________

          5/6/96              17,500              23.4857
          5/6/96               2,500              23.4857
          5/6/96              13,500              23.4857
          5/7/96               2,200              23.4346
          5/7/96              12,200              23.4346
          5/7/96              26,200              23.4857
          5/7/96              24,800              23.4857
          5/7/96               3,700              23.4857
          5/7/96              20,300              23.4857
          5/7/96              15,800              23.4346
          5/7/96              14,800              23.4346
          5/7/96              87,500              23.4253
          5/7/96              82,500              23.4253
          5/7/96              12,500              23.4253
          5/7/96              67,500              23.4253
          5/8/96               1,800              23.4939
          5/8/96               1,700              23.4939
          5/8/96                 300              23.4939
          5/8/96               1,500              23.4939
          5/9/96              16,500              23.3795
          5/9/96               3,000              23.4907

                       Page 7 of 16 Pages

          5/9/96               2,800              23.4907
          5/9/96                 400              23.4907
          5/9/96               2,300              23.4907
          5/10/96              9,500              23.524
          5/10/96              1,400              23.524
          5/10/96                300              23.524
          5/10/96              9,000              23.5177
          5/10/96              7,000              23.5177
          5/13/96             33,500              23.4791
          5/13/96             27,300              23.4791
          5/13/96              4,100              23.4791
          5/13/96              7,900              23.4791
          5/13/96             27,200              23.4791
          5/13/96              6,800              23.437
          5/13/96              5,500              23.437
          5/13/96                500              23.437
          5/13/96              1,600              23.437
          5/13/96              5,600              23.437
          5/13/96             67,200              23.5036
          5/13/96             54,700              23.5036
          5/13/96              8,600              23.5036
          5/13/96             15,800              23.5036
          5/13/96             54,000              23.5036
          5/14/96             10,200              23.5771
          5/14/96              8,200              23.5771
          5/14/96              1,200              23.5771
          5/14/96              2,400              23.5771
          5/14/96             16,800              23.6025
          5/14/96             13,700              23.6025
          5/14/96              2,000              23.6025
          5/14/96              4,000              23.6025
          5/14/96             13,500              23.6025
          5/14/96             10,200              23.5771
          5/15/96              4,800              23.6145
          5/15/96              3,800              23.6145
          5/15/96                500              23.6145
          5/15/96                800              23.6145
          5/15/96              3,700              23.6145
          5/15/96              8,800              23.5744
          5/15/96              7,000              23.5744
          5/15/96                900              23.5744

                       Page 8 of 16 Pages

          5/15/96              1,500              23.5744
          5/15/96              6,800              23.5744
          5/16/96             10,800              23.644
          5/16/96              9,000              23.644
          5/16/96              1,300              23.644
          5/16/96              2,600              23.644
          5/16/96              9,200              23.644
          5/16/96              1,400              23.608
          5/16/96              1,200              23.608
          5/16/96              1,200              23.608
          5/16/96                200              23.608
          5/16/96                300              23.608
          5/24/96              4,600              23.5728
          5/24/96              3,700              23.5728
          5/24/96                600              23.5728
          5/24/96              1,100              23.5728
          5/24/96              3,700              23.5728
          6/3/96               8,800              25.5811
          6/3/96               8,200              25.5811
          6/3/96               1,300              25.5811
          6/3/96               6,700              25.5811
          6/3/96              16,500              25.6194
          6/3/96              15,300              25.6194
          6/3/96               2,600              25.6194
          6/3/96              12,800              25.6194
          6/4/96              10,000              25.6467
          6/4/96             200,000              25.6467

          Except as described above, no Reporting Person has

effected any transactions in the Common Stock during the past sixty days.

          (d)  Certain clients of Halcyon, including certain

limited partnerships in which Halcyon is the general partner,

have the right to receive dividends from the Common Stock.

          (e)  Not Applicable.


                       Page 9 of 16 Pages

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS
                    OR RELATIONSHIPS WITH RESPECT TO
                    SECURITIES OF THE ISSUER.

          No Reporting Person is a party to any contract,

arrangement, understanding or relationship with respect to any securities of the Issuer.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          (1)  Joint Filing Agreement, dated June 6, 1996,

between Halcyon/Alan B. Slifka Management Company LLC, Alan B.

Slifka and Company, Limited, and Alan B. Slifka.

          (2)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Halcyon/Alan B. Slifka Management Company

LLC.

          (3)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka and Company, Limited.

          (4)  Power of Attorney appointing James H. Schropp

attorney-in-fact for Alan B. Slifka.
















                       Page 10 of 16 Pages

                           SIGNATURES




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              HALCYON/ALAN B. SLIFKA MANAGEMENT
                              COMPANY LLC


                              By:    /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    June 6, 1996




                              ALAN B. SLIFKA AND COMPANY,
                              LIMITED


                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact
Dated:    June 6, 1996



                              ALAN B. SLIFKA


                              By: /s/ James H. Schropp
                                  __________________________
                                  Name:  James H. Schropp
                                  Title:  Attorney-in-Fact

Dated:    June 6, 1996

                       Page 11 of 16 Pages

                        INDEX TO EXHIBITS

 Exhibit                    Exhibit                      Page
   No.

   (1)    Joint Filing Agreement dated February 1,
          1996 between Halcyon/Alan B. Slifka
          Management Company LLC, Alan B. Slifka and      13
          Company, Limited, and Alan B. Slifka.

   (2)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Halcyon/Alan       14
          B. Slifka Management Company LLC.

   (3)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Alan B. Slifka     15
          and Company, Limited.

   (4)    Power of Attorney appointing James H.
          Schropp attorney-in-fact for Alan B.            16
          Slifka.






















                       Page 12 of 16 Pages